Exhibit 77C. Voting Record

Morgan Stanley Dividend Growth Securities Inc.

Meeting Date: May 11, 2010



Approval of an Agreement and Plan of Reorganization between Morgan Stanley Dividend Growth Securities Inc. ("Acquired Fund") and AIM Counselor Series Trust, on behalf of Invesco Dividend Growth Securities Fund ("Acquiring Fund"), under which the assets and liabilities of the Acquired Fund will be transferred to the Acquiring Fund.

For        48,491,206.291
Withhold    3,510,768.665
Abstain     4,490,314.550